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Olivia R. Lanagan T +1 617 951 7499 olivia.lanagan@ropesgray.com

December 18, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	Eaton Vance Growth Trust (File No. 811-01241) (the “Registrant”)

Dear Ms. Vroman-Lee:

This letter responds to a comment provided on December 5, 2025, by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 233 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to Eaton Vance All Asset Strategy Fund and Eaton Vance Equity Strategy Fund, each a series of the Registrant (together, the “Funds”). The Amendment was filed with the SEC, via the EDGAR system, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on October 30, 2025 for the purpose of updating the Funds’ disclosure in compliance with annual updating requirements.

The Staff’s comment is summarized below, followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Amendment.

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1.	Comment: Please include frontier markets risk disclosure as is disclosed in the principal investment strategy section (“PIS”). Please apply globally, where applicable.

Response: The Registrant respectfully notes that the Emerging Markets Investments risk factor in each Fund’s summary prospectus and prospectus discloses risks associated with investments in frontier markets. However, in response to the Staff’s comment and to further disclose the risks associated with investments in frontier markets, the Registrant has added a separate Frontier Market Investments risk factor to the summary prospectus and prospectus for each Fund.

* * *

We hope the foregoing response adequately addresses the Staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7499.

Sincerely,

/s/ Olivia R. Lanagan

cc:	Nicholas Di Lorenzo, Morgan Stanley Investment Management

Sarah Clinton, Ropes & Gray LLP